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10027100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis (City) Indiana (State) 46206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson (317) 264 - 2614
(Area Code - Telephone No.)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/4

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Gregory W. Goelzer, Vice-Chairman and CEO
Title

STATE OF: Indiana
COUNTY OF: Marion

Before me the undersigned, a Notary Public for Johnson County, State of Indiana, personally appeared Gregory W. Goelzer and acknowledged the execution of this instrument, this 25 day of February, 2010

Signature

Patricia J. Trusty, Notary Public

My Commission expires: March 19, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Table of Contents

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2009 and December 31, 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 19 through 27 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

February 22, 2010

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	**December 31, 2009**	**December 31, 2008**
Cash and cash equivalents	$ 1,342,787	$ 1,405,644
Cash segregated under federal regulations	1,039	-
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from customers	20,000	29,431
Other receivables	34,965	26,545
Marketable securities	125,845	191,857
Property and equipment	68,208	107,523
Other assets	71,763	68,825
Total Assets	$ 1,767,170	$ 1,932,388

Liabilities and Shareholders' Equity		
Accounts payable	$ 14,334	$ 56,776
Deposit	25,000	25,000
Accrued retirement plan expenses	177,707	74,177
Accrued rent	134,432	157,615
Other liabilities	201,358	227,796
Total liabilities	552,831	541,364
Shareholders' Equity		
Common stock, no par value	1,332,139	1,205,108
Additional paid-in-capital	454,509	454,509
Retained deficit	(572,309)	(268,593)
Total shareholders' equity	1,214,339	1,391,024
Total Liabilities and Shareholders' Equity	$ 1,767,170	$ 1,932,388

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2009	For The Years Ended December 31, 2008
Revenues		
Investment advisory fees	$ 3,158,838	$ 3,514,294
Commissions	1,118,273	1,234,975
Consulting fees	150,932	146,250
Net gains on firm securities trading accounts	3,227	11,590
Interest	10,746	35,901
Other	136,143	102,648
Total revenues	4,578,159	5,045,658
Operating Expenses		
Employee compensation and benefits	2,409,449	2,619,027
Commissions and floor brokerage	441,333	465,565
Communications	128,441	127,824
Occupancy and equipment rental	350,887	337,661
Promotional costs	97,426	109,582
Interest expenses	415	408
Other operating expenses	316,466	329,831
Total operating expenses	3,744,417	3,989,898
Net Income	$ 833,742	$ 1,055,760

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2007	$ 1,175,941	$ 454,509	$ (421,348)
Net income			1,055,760
Sale of common stock	29,167		
Shareholder distributions			(903,005)
Balance, December 31, 2008	1,205,108	454,509	(268,593)
Net income			833,742
Sale of common stock	127,031		
Shareholder distributions			(1,137,458)
Balance, December 31, 2009	$ 1,332,139	$ 454,509	$ (572,309)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flows

	For The Years Ended December 31, 2009	For The Years Ended December 31, 2008
Operating Activities		
Net income	$ 833,742	$ 1,055,760
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	43,044	61,846
Gain on sale of assets	(70,424)	(62,011)
Changes in operating assets and liabilities		
Accounts receivable from customers	9,431	(10,817)
Net change in trading inventory	66,012	56,289
Other receivables	(8,420)	(12,084)
Other assets	(3,977)	(28,548)
Accounts payable	(42,442)	44,552
Other liabilities	53,909	10,881
Net Cash Provided by Operating Activities	880,875	1,115,868
Investing Activities		
Proceeds on sale of assets	70,424	62,370
Purchase of property and equipment	(3,729)	(3,161)
Net Cash Provided by Investing Activities	66,695	59,209
Financing Activities		
Shareholder distributions	(1,137,458)	(903,005)
Sale of common stock	127,031	29,167
Net Cash Used in Financing Activities	(1,010,427)	(873,838)
Increase (Decrease) in Cash and Cash Equivalents	(62,857)	301,239
Cash and Cash Equivalents at Beginning of Year	1,405,644	1,104,405
Cash and Cash Equivalents at End of Year	$ 1,342,787	$ 1,405,644

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2009

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Principles of Consolidation
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Most revenues are recognized when earned regardless of when cash is received. Uncollectible trade receivables are charged off when numerous collection attempts have failed.

Securities Owned
Marketable securities are valued at their quoted market values in an active market. The resulting differences between cost and market value are included in income under the description Net gain on firm securities trading accounts.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $43,044 and $61,846 for the years ended December 31, 2009 and 2008, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2009 or 2008. The Company paid $415 and $408 in interest costs in 2009 and 2008, respectively.

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued, which was February 24, 2010.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,039 and $-0- in 2009 and 2008, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

In October 2008, the bank closed this account, due to inactivity, without management's knowledge. The bank sent the balance of the account to the Office of the Indiana Attorney General Unclaimed Property Division. Upon discovering that the account was closed, management was able to convince the bank to reclaim those funds and to reopen this account for the benefit of customers in February 2009. According to management there were no transactions during that period that would have been required to be transacted through that account.

Note 3 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory and consulting services. The Company does not require collateral on receivables from customers.

Note 4 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2009	December 31, 2008
U. S. Government obligations, maturing in less than one year	$ 62,088	$ 61,029
U. S. Government obligations, maturing within one to five years	63,757	130,828
	$ 125,845	$ 191,857

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2009

Note 5 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2009	December 31, 2008
Copier/Fax equipment	$ 22,952	$ 22,952
Office furniture	264,151	264,151
Computer equipment	69,147	71,857
Computer software	23,761	22,366
Leasehold improvements	114,444	114,444
Telephone equipment	24,642	24,642
	519,097	520,412
Less: Accumulated depreciation	450,889	412,889
Total	$ 68,208	$ 107,523

Note 6 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at December 31, 2007	459,074	151,869
Exercise of stock options	-	2,478
Balance at December 31, 2008	459,074	154,347
Exercise of stock options	-	10,920
Balance at December 31, 2009	459,074	165,267

The Company and several of its employees have signed non-qualified stock option agreements. The Company may grant options for up to 252,000 shares of non-voting common stock. Options were granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. As of December 31, 2009 and 2008, 75,515 and 70,315 options were exercisable. Options are exercisable only after vesting.

Note 6 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. The following assumptions were made:

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 1.0818
Risk-free interest rate	3.83%	4.07%	3.83%
Expected life	6.3 years	7.3 years	4.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	5/1/05 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.92%	4.00%	4.10%
Expected life	5.3 years	6.3 years	7.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	9/1/05 Option Grant	9/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.81%	3.87%	3.93%
Expected life	4.7 years	5.7 years	6.7 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	9/1/05 Option Grant	5/16/06 Option Grant	5/16/06 Option Grant
Dividend per share per year	$ 1.0818	$ 0.8050	$ 0.8050
Risk-free interest rate	4.02%	4.96%	4.94%
Expected life	7.7 years	3.4 years	4.4 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/16/06 Option Grant	5/16/06 Option Grant	5/16/06 Option Grant
Dividend per share per year	$ 0.8050	$ 0.8050	$ 0.8050
Risk-free interest rate	4.97%	5.02%	5.07%
Expected life	5.4 years	6.4 years	7.4 years
Expected volatility	Excluded	Excluded	Excluded

Note 6 - Shareholders' Equity (Continued)

Assumption	5/01/07 Option Grant	05/01/07 Option Grant	05/01/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.50%	4.50%	4.55%
Expected life	4.0 years	5.0 years	6.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/07 Option Grant	5/01/07 Option Grant	5/24/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.60%	4.64%	4.72%
Expected life	7.0 years	8.0 years	4.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/24/07 Option Grant	5/24/07 Option Grant	5/24/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.75%	4.79%	4.83%
Expected life	5.0 years	6.0 years	7.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/24/07 Option Grant	12/31/07 Option Grant	12/31/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.88%	3.38%	3.46%
Expected life	8.0 years	4.0 years	5.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	12/31/07 Option Grant	12/31/07 Option Grant	12/31/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	3.64%	3.83%	3.97%
Expected life	6.0 years	7.0 years	8.0 years
Expected volatility	Excluded	Excluded	Excluded

Note 6 - Shareholders' Equity (Continued)

Assumption	5/01/08 Option Grant	5/01/08 Option Grant	5/1/08 Option Grant
Dividend per share per year	$ 1.0788	$ 1.0788	$ 1.0788
Risk-free interest rate	3.50%	3.72%	3.29%
Expected life	7.0 years	8.0 years	6.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/08 Option Grant	5/01/08 Option Grant	5/1/09 Option Grant
Dividend per share per year	$ 1.0788	$ 1.0788	$ 1.3993
Risk-free interest rate	2.91%	3.09%	1.71%
Expected life	4.0 years	5.0 years	4.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/09 Option Grant	5/01/09 Option Grant	5/1/09 Option Grant
Dividend per share per year	$ 1.3993	$ 1.3993	$ 1.3993
Risk-free interest rate	2.06%	2.47%	2.88%
Expected life	5.0 years	6.0 years	7.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/09 Option Grant
Dividend per share per year	$ 1.3993
Risk-free interest rate	3.17%
Expected life	8.0 years
Expected volatility	Excluded

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2009

Note 6 - Shareholders' Equity (Continued)

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding on December 31, 2008	162,370	11.98
Exercised	(10,920)	11.61
Expired	(12,671)	11.49
Granted	7,300	10.99
Outstanding on December 31, 2009	146,079	12.00

Following is a summary of the status of fixed options outstanding at December 31, 2009:

Exercise Price Range	Number	Average Remaining Contractual Life
$10.36	4,920	.3 years
$12.20	1,751	.3 years
$10.36	6,380	1.3 years
$12.20	7,752	1.3 years
$12.20	7,751	2.3 years
$12.20	7,751	3.3 years
$12.20	5,987	.7 years
$12.20	5,987	1.7 years
$12.20	5,987	2.7 years
$12.20	5,987	3.7 years
$12.52	1,619	2.4 years
$12.52	1,618	3.4 years
$12.52	1,619	4.4 years
$11.79	5,987	1.4 years
$11.79	5,987	2.4 years
$11.79	5,987	3.4 years
$11.79	5,987	4.4 years
$11.79	5,987	5.4 years
$11.79	7,960	2.0 years

Note 6 - Shareholders' Equity (Continued)

$11.79	1,460	3.0 years
$11.79	1,460	4.0 years
$11.79	1,460	5.0 years
$11.79	1,460	6.0 years
$12.74	5,987	2.3 years
$12.74	5,987	3.3 years
$12.74	5,987	4.3 years
$12.74	5,987	5.3 years
$12.74	5,987	6.3 years
$10.99	1,460	3.3 years
$10.99	1,460	4.3 years
$10.99	1,460	5.3 years
$10.99	1,460	6.3 years
$10.99	1,460	7.3 years

Note 7 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. Pension expenses for this SARSEP plan for the years ended December 31, 2009 and 2008 were $102,697 and $108,785 respectively.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Plan compensation is defined as amounts paid for services rendered that are required to be reported on IRS Form W-2 excluding certain items such as bonuses. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2009 and 2008 was $75,228 and $70,456 respectively. The ESOP purchased 5,441 shares of Company stock in 2009 and as of December 31, 2009 holds 34,174 shares. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2009

Note 8 - Commitments and Contingent Liabilities

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2010	$ 261,785
2011	268,170
2012	268,170
2013	245,823
Total	$ 1,043,948

Rental expenses for 2009 and 2008 were $284,962 and $254,265, respectively.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2009, the Company had $268,856 in excess of that amount. The Company also maintains cash balances with its clearing firm that are not insured against loss. Those deposits total $790,917 as of December 31, 2009.

Note 10 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company had net capital of $1,011,345, which was $761,345 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 52.2%.

Note 11 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 12 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few differences between the December 31, 2009 unaudited Focus report and this report.

Net capital as reported on the unaudited Focus report of December 31, 2009	$ 1,011,626
Increase in haircuts	(279)
Increase in equity	39
Increase in non-allowable assets	(41)
Net Capital as Audited	$ 1,011,345

Note 13 - Sale of Assets

On January 9, 2008, the Company sold the investment banking and valuation business of its subsidiary in an asset sale. Assets sold include work in process, marketing materials, intellectual property, documents, assumed contracts, and goodwill. The sales price will be determined based on a five-year earn out period. The Company received a $25,000 deposit, which shall be returned at the end of the five year contract. The Company will receive 20% of the valuation revenue and 10% of all investment banking revenue earned by the purchasing company. In 2009 and 2008, the Company received $70,776 and $63,553 respectively under the sales agreement. Future revenues as a result of this transaction are undeterminable.

Note 14 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Financial Condition

Assets	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 26,517	$ 61,687
Accounts receivable	22,293	18,959
Total Assets	$ 48,810	$ 80,646
Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ 180,982	$ 270,846
Deposit	25,000	25,000
Other liabilities	-	10,425
Total liabilities	205,982	306,271
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained deficit	(157,797)	(226,250)
Total shareholder's equity (deficit)	(157,172)	(225,625)
Total Liabilities and Shareholder's Equity (Deficit)	$ 48,810	$ 80,646

Note 14 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings (Deficit)

	For the Years Ended December 31, 2009	For the Years Ended December 31, 2008
Operating revenues	$ 70,950	$ 81,495
Operating expenses	2,497	10,131
Net income	68,453	71,364
Retained deficit, beginning of period	(226,250)	(297,614)
Retained deficit, end of period	$ (157,797)	$ (226,250)

Note 14 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended	
Operating Activities	**December 31, 2009**	**December 31, 2008**
Net income	$ 68,453	$ 71,364
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of assets	(70,424)	(62,370)
Changes in operating assets and liabilities:		
Accounts receivable	(3,334)	(4,521)
Other current assets	-	9,948
Accounts payable	(89,864)	(58,927)
Other current liabilities	(10,425)	(28,385)
Net Cash Used in Operating Activities	(105,594)	(72,891)
Investing Activities		
Proceeds on sale of assets	70,424	62,370
Deposit received	-	25,000
Net Cash Provided by Investing Activities	70,424	87,370
Increase (Decrease) in Cash and Cash Equivalents	(35,170)	14,479
Cash and Cash Equivalents at Beginning of Year	61,687	47,208
Cash and Cash Equivalents at End of Year	$ 26,517	$ 61,687

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital

Shareholders' equity		$ 1,214,339
Deduct ownership equity not allowable for Net Capital		-
Total capital and allowable subordinated liabilities		1,214,339
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	68,208	
Accounts receivable	31,132	
Prepaid expenses	71,763	
Investment in subsidiary	14,627	185,730
Net capital before haircuts on security positions		1,028,609
Haircuts on securities:		
U.S. government obligations	1,577	
Other	15,687	
Undue concentrations	-	17,264
Net capital		$ 1,011,345

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2009

Aggregate Indebtedness		
General accounts payable	$	14,334
Accrued expenses and other liabilities		513,497
Total Aggregate Indebtedness	$	527,831
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)		35,189
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (greater of above two amounts)		250,000
Excess Net Capital	$	761,345
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$	958,562
Percentage of Aggregate Indebtedness to Net Capital		52.2%

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation December 31, 2009

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 22, 2010

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Goelzer Investment Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Goelzer Investment Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Goelzer Investment Management, Inc.'s management is responsible for the Goelzer Investment Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, checks # 9112 and #9519, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 Statements of Income, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2009, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2009, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2009, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence + Pauckner

Kehlenbrink, Lawrence & Pauckner
February 22, 2010

SIPC-7T

(29-REV [illegible])

SECURITIES INVESTOR PROTECTION CORPORATION
[illegible] Washington, D.C. [illegible]
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV [illegible])

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050682 FINRA DEC
GOELZER INVESTMENT MANAGEMENT INC 13*13
111 MONUMENT CIR STE 500
INDIANAPOLIS IN 46204-5171

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,809

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,415)

7-15-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,394

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,394

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,394

H. Overpayment carried forward $( )

3. [illegible]

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goelzer Investment Management, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Gregory Goelzer CEO
(Title)

Dated the ____ day of ______________, 20__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,362,765
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	4,039
Total additions	4,039
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	215,820
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	27,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income — $ 415	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0	
Enter the greater of line (i) or (ii)	415
Total deductions	243,235
2d. SIPC Net Operating Revenues	$ 3,123,569
2e. General Assessment @ .0025	$ 7,808.92

(to page 1 but not less than $150 minimum)

Goelzer Investment Management, Inc.

Year Ended December 31, 2009

Financial Report